

Mail Stop 3561

October 1, 2008

Mr. AJ Vesak
Chief Financial Officer
American Media Systems Co.
5190 Neil Road, Suite 430
Reno, Nevada 89502

   Re: **American Media Systems Co.**
      Form 10-KSB for the Year Ended December 31, 2007
      Form 10-KSB/A filed on Sept. 25, 2008 for the Year Ended December
        31, 2007
      Form 10-QSB for the period ended March 31, 2008
      File No. 000-51568

Dear Mr. Vesak:

   We have completed our review of your Form 10-KSB and related filings, including your recently filed Form 10-KSB/A, and have no further comments at this time.

             Sincerely,

             David R. Humphrey
             Branch Chief